UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

The Results of Annual General Meeting of Shareholders for the FY2024

On March 26 2025, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2024, and all six agendas listed below were approved as originally proposed.

1. Reporting Items:

1)
Audit Report
2)
Business Results
3)
Operation of Internal Control on Financial Reporting

2. Agenda:

1)
Approval of Financial Statements for fiscal year 2024
(January 1, 2024 - December 31, 2024)

2)
Approval of Revision to Articles of Incorporation Agenda Item

2-1) Establishment of the Internal Control Committee Agenda Item

2-2) Amendment regarding the record date for quarterly dividends

3)
Election of Directors (1 Non-executive Director, 6 Independent Directors)
3-1) Non-executive Director Nominee: Mr. Jung Sang Hyuk

3-2) Independent Director Nominee: Ms. Kim Jo Seol

3-3) Independent Director Nominee: Mr. Bae Hoon

3-4) Independent Director Nominee: Ms. Yoon Jaewon

3-5) Independent Director Nominee: Mr. Lee Yong Guk

3-6) Independent Director Nominee: Mr. Yang In Jip

3-7) Independent Director Nominee: Ms. Chun Myo Sang

4)
Election of Audit Committee Member who will serve as Independent Director
Audit Committee Member & Independent Director Nominee : Mr. Kwak Su Keun

5)
Election of Audit Committee Members (3 members)

5-1) Audit Committee Member Nominee: Mr. Bae Hoon

5-2) Audit Committee Member Nominee: Ms. Yoon Jaewon

5-3) Audit Committee Member Nominee: Mr. Lee Yong Guk

6)
Approval of the Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2024 as follows:

- Dividend amount for common stocks: KRW 267,754,714,560 (KRW 540 per share)

The annual dividend per share including quarterly dividends is KRW 2,160 per share and the total annual dividend is KRW 1,088.0 billion, the annual dividend yield is 4.3%.

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 24th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on March 4, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 26, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer